February 5, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds
Suying Li
Raj Rajan
Hillary Daniels
Pamela Howell

Re:	SciVac Therapeutics Inc.
Registration Statement on Form F-4
Filed December 23, 2015
File No. 333-208761

Ladies and Gentlemen:

On behalf of SciVac Therapeutics, Inc., a corporation organized under the laws of British Columbia, Canada (“SciVac” or the “Company”), the following response is to the comment letter, dated January 19, 2016 (the “Comment Letter”), concerning the above referenced filing (the “Original Registration Statement”) relating to the proposed transaction pursuant to which Seniccav Acquisition Corporation, a wholly owned subsidiary of SciVac, will merge with and into VBI Vaccines, Inc., a Delaware corporation (“VBI”), with VBI surviving the merger as a wholly owned subsidiary of SciVac.

Set forth below are SciVac’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter. Concurrently with this response, SciVac is filing with the SEC Amendment No. 1 to the Original Registration Statement (the “Amendment” and the Original Registration Statement as amended by the Amendment, the “Amended Registration Statement”), which incorporates the revisions to the Original Registration Statement described herein. To expedite your review, we have enclosed with this letter a marked copy of the Registration Statement, which shows all changes from the Original Registration Statement.

In the responses below, references to “we”, “our” and “us” refer to SciVac. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Registration Statement. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by SciVac’s responses.

General

1.	We note the disclosure in the footnote to the fee table as to the calculation of the amount of shares being registered. We also note that the fairness opinion filed as Annex B refers to the issuance of 650,000,000 shares in this transaction, representing 44.6% ownership, which would not appear to include the options and warrants. Please reconcile with the disclosure throughout.

SciVac’s Response:

The Original Registration Statement inadvertently omitted an aggregate of 9,700,606 SciVac common shares (the “Additional Shares”) that may become issuable in respect of an aggregate of 466,188 shares of VBI common stock that VBI has reserved for issuance pursuant to certain contingent indemnification obligations. The fee table contained in the Amended Registration Statement has been revised to include the Additional Shares, increasing the total number of SciVac common shares registered to 649,999,981 and closely approximating the 650,000,000 SciVac common shares referenced in the fairness opinion filed as Annex B. Additionally, SciVac has remitted to the SEC the applicable registration fee payable in respect of the Additional Shares.

2.	Please revise to explain or minimize the use of highly technical industry terms, such as “graft-versus-host disease.” It is also unclear what is meant by “alternative vaccine industry.” Please revise accordingly.

SciVac’s Response:

In response to the Staff’s comment, SciVac removed from the Amended Registration Statement the reference to the “alternative vaccine industry”. With respect to “graft-versus-host disease”, SciVac has included in the Registration Statement the following description of this medical complication:

“Graft-versus-host disease, referred to by the abbreviation GVHD, is a potentially deadly complication that may occur following a stem cell or bone marrow transplant. With GVHD, the newly-transplanted donor cells (i.e., the graft) treat the recipient’s body (i.e. the host) as foreign, and the newly-transplanted cells attack the host. Among other things, GVHD may cause inflammation, skin rash, nausea, vomiting, diarrhea and liver problems.”

Prospectus Cover Page

3.	Please provide the disclosure required by Item 501 of Regulation S-K as required by Item 1 of Form F-4. This would include the name of the registrant and the total number of shares that may be issued in the transaction. Also, please clarify that the 20.808356 shares to be received is per share of VBI.

SciVac’s Response:

In response to the Staff’s comment, the Amended Registration Statement contains the disclosure required by Item 501 of Regulation S-K as required by Item 1 of Form F-4, including the name of the registrant and the total number of shares that may be issued in the transaction. Additionally, the Amended Registration Statement clarifies on the prospectus cover page that the 20.808356 shares to be received is per share of VBI.

Additional Information

4.	Please highlight the date by which securityholders must request such information, as required by Item 2 of Form 20-F.

SciVac’s Response:

In response to the Staff’s comment, in the Amended Registration Statement, SciVac has highlighted in bold text the entire sentence containing the date by which securityholders must request such information.

Summary, page 10

5.	Please revise the disclosure on page 10 to reflect the amount of votes one share of preferred stock will have in this vote.

SciVac’s Response:

The disclosure contained on page 10 of the Amended Registration Statement has been revised to clarify that each share of Series 1 Preferred is entitled to 0.4166 votes.

6.	Please identify the individuals that have signed the voting and support agreements and file the executed agreements rather than the form of the agreements.

SciVac’s Response:

In response to the Staff’s comment, SciVac has identified on pages 10 and 69 of the Amended Registration Statement that each of ARCH Venture Fund VI, L.P. and Clarus Lifesciences I, L.P. signed voting agreements in respect of shares of VBI common stock. Additionally, such voting agreements have been filed with the Amended Registration Statement as Exhibits 10.5 and 10.6, respectively.

Risk Factors, page 65

7.	Please further describe the “significant challenges to market acceptance for [CMV] vaccines developed for the target market.

SciVac’s Response:

Upon further consideration, the language identified by the Staff is applicable to obtaining regulatory approval rather than market acceptance; therefore, in the Amended Registration Statement, the paragraph containing the language quoted above has been deleted from the risk entitled, “VBI’s vaccine candidates may never achieve market acceptance, even if VBI obtains regulatory approvals”, and the risk entitled “VBI has not completed the development of vaccine products and may not succeed in obtaining the FDA approvals necessary to sell such vaccine products” has been augmented with the following language:

“In particular, there are significant challenges to obtaining regulatory approval for cytomegalovirus, which we refer to as CMV, vaccines developed for the target market (pre-pregnant women) due to the relatively low tolerance for risk to these populations. The risk-benefit analysis undertaken by the FDA and other regulators will be high relative to other vaccines and biologic products.”

8.	We note footnote disclosure on page 23 that the trading of VBI’s common stock was suspended for a period from November 21, 2013 to January 8, 2014. Please expand risk factor disclosure to note this fact.

SciVac’s Response:

In response to the Staff’s comment, we have included the following additional risk factor in the Amended Registration Statement:

“VBI Common Stock Was the Subject of a Temporary NASDAQ Trading Suspension; Continued Listing of VBI’s Common Stock Requires VBI’s Compliance with the Continued Listing Requirements of NASDAQ.

On November 21, 2013, NASDAQ suspended trading of the common stock of Paulson Capital (Delaware) Corp., referred to as Paulson, which was later renamed VBI Vaccines, Inc. upon consummation of the Paulson Transaction, as described on page 152 of this proxy statement/prospectus. The trading suspension resulted from Paulson’s alleged non-compliance with NASDAQ’s listing rules. Following correspondence between Paulson and NASDAQ and provision by Paulson of requested materials related to its plans for regaining compliance, NASDAQ resumed trading of Paulson’s common stock on January 8, 2014. NASDAQ subsequently completed a listing review of Paulson’s common stock, which, following a hearing on February 6, 2014, resulted in NASDAQ’s determination to grant continued listing. Following the successful outcome of the listing review and following the subsequent closing of the Paulson Transaction, VBI has since been in full compliance with NASDAQ’s continued listing requirements. However, if VBI were to cease to be in compliance with NASDAQ’s continued listing requirements for any reason in the future, and were unable to regain compliance within the time period required by NASDAQ, then NASDAQ could suspend or terminate the listing of VBI common stock, which would have an adverse effect on investors’ ability to liquidate their investments in VBI.”

Proposal One – The Merger, page 71

9.	We note the statement that you do not intend the merger agreement to be a source of factual, business or operational information about the companies and that information about the company may be found elsewhere. Please revise to remove the implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Revise similar disclosure on page 96.

SciVac’s Response:

The following language contained on page 71 of the Amended Registration Statement has been revised to read as follows (underlined portion indicates added language):

“Notwithstanding the foregoing cautionary language, each of SciVac and VBI acknowledges that the merger agreement and the description thereof contained in this proxy statement/prospectus constitute public disclosure under the federal securities laws and that each of SciVac and VBI is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this proxy statement/prospectus not misleading.”

Additionally, the paragraph set forth above has been added to page 96 of the Amended Registration Statement.

10.	We note your statement that the representations and warranties were made solely for the benefit of the parties to the merger agreement and that investors should not rely on the representations and warranties in the merger agreement as accurate statements. Please be advised that we regard all of the provisions of the merger agreement as disclosure to investors, and as such it is not appropriate to limit investors’ reliance on these statements. Please revise to remove the limitation on reliance and confirm your understanding. Revise similar disclosure on page 96.

SciVac’s Response:

SciVac confirms its understanding that the Staff regards all of the provisions of the merger agreement as disclosure to investors, and, as such, it is not appropriate to limit investors’ reliance on these statements. The limitations on reliance contained on pages 71 and 96 have been removed and do not appear in the Amended Registration Statement.

Background of the Merger, page 72

11.	To the extent other strategic alternatives or business combinations were considered by either company, please revise this section to discuss if, or when, those alternatives were considered and for what reason those alternatives were not pursued.

SciVac’s Response:

In response to the Staff’s comment, the following disclosure has been added to the Background of the Merger section contained in the Amended Registration Statement:

“In particular, with respect to VBI, during the period from November 2014 through April 2015, VBI engaged in negotiations with two private companies regarding a possible acquisition; however, the parties could not agree on final terms. With respect to SciVac, subsequent to its reverse takeover transaction with Levon Resources Ltd., referred to as Levon (and discussed below), it did not consider other strategic alternatives to the merger.”

12.	Please discuss the impact of the transaction in July 2015 with Levon Resources upon the discussions between VBI and SciVac, and whether the earlier transaction is connected to the current transaction.

SciVac’s Response:

In response to the Staff’s comment, the following disclosure has been added to the Background of the Merger section contained in the Amended Registration Statement:

“The transaction between SciVac and Levon did not impact upon or influence discussions between VBI and SciVac, nor was there any connection between the Levon transaction and the merger. The Levon transaction and the merger are independent transactions, each with its own strategic rationale and justification.”

13.	We note your July and August 2015 entries in which you discuss different iterations of term sheets and seven drafts of the merger agreement. Please revise to describe any material developments during this time.

SciVac’s Response:

In response to the Staff’s comment, the two paragraphs discussing the different iterations of the term sheet and seven drafts of the merger agreement have been amended to read as follows:

“On August 4, 2015, Greenberg circulated to SciVac’s and VBI’s respective business and legal teams a preliminary, non-binding term sheet, describing, solely for purposes of discussion, the basic terms upon which a merger between the two companies may be completed. Subsequent conference calls among the parties were held to discuss such terms, and additional iterations of such non-binding term sheet were circulated among the parties over the course of a two-week period. During that period, the parties negotiated and finalized the merger termination fees and the inclusion of fiduciary-out provisions, determined the post-merger governance structure, determined the initial exchange ratio and set forth the primary conditions to closing the merger. Additionally, the parties analyzed the feasibility of redomesticating SciVac to Delaware in connection with the merger and, following consultation with applicable tax counsel, determined that doing so would involve adverse tax consequences; therefore, the parties eliminated redomestication from the non-binding term sheet as a condition to closing the merger. On August 18, 2015, Greenberg circulated among the parties the final iteration of the non-binding term sheet, containing the material terms of the proposed merger, subject in all respects to the subsequent negotiation, execution and delivery of definitive transaction documents.

On August 21, 2015, Greenberg circulated to SciVac’s and VBI’s respective business and legal teams an initial draft Agreement and Plan of Merger with the exchange ratio remaining blank, but otherwise consistent in all material respects with the final iteration of the non-binding term sheet. Following that time, the parties revisited the topic of the exchange ratio and whether it should be increased in favor of VBI’s stockholders from the figure contained in the final, non-binding term sheet due to a decline in the market price of SciVac common shares. In the course of negotiating the merger agreement, the parties agreed to increase the exchange ratio such that an aggregate of approximately 650,000,000 SciVac common shares would become issuable to VBI’s security holders upon consummation of the merger, including SciVac common shares that would become issuable pursuant to the exercise of VBI’s derivative securities. Additionally, in the course of negotiation, the parties agreed upon the following material changes to the merger agreement: (i) inclusion of the Canadian Offer in an effort to afford Canadian holders better tax treatment (see “The Agreement and Plan of Merger—Offer to Persons Resident in Canada for Purposes of the Income Tax Act (Canada)”); and (ii) reducing the aggregate amount of the concurrent financing closing condition to $25.0 million from a greater amount contained in the final, non-binding term sheet (this condition was later eliminated by an amendment to the merger agreement executed by the parties on December 17, 2015).”

14.	We note disclosure that a special committee was formed by the SciVac Board to consider the proposed transaction. Please add disclosure regarding how the members of the committee were selected and what duties they were given.

SciVac’s Response:

In response to the Staff’s comment, the paragraph containing the disclosure with respect to the special committee of the SciVac Board has been expanded to read in its entirety as follows:

“Also on October 20, 2015, the SciVac Board held a meeting at which all members were in attendance telephonically. At this meeting, the SciVac Board received a presentation by Greenberg regarding the material terms and conditions of the merger agreement, following which Blakes discussed with the SciVac Board its fiduciary duties under applicable Canadian law; and Cassel Salpeter presented its analysis of the fairness of the merger to SciVac from a financial perspective. Following such presentations and ensuing discussions, the SciVac Board unanimously adopted a resolution forming a special committee thereof, referred to as the special committee, comprising Dr. Curtis Lockshin, SciVac’s Chief Executive Officer and a director, and Ms. Kate Inman, an outside director. Although the merger agreement was at the time of this meeting substantially final, certain immaterial changes were necessary to create the final execution version of the merger agreement; therefore, the SciVac Board deemed it advisable to form the special committee and delegate to the special committee the authority of the entire SciVac Board to adopt a resolution approving the final version of the merger agreement. The composition of the special committee, which included one member of management and one outside director, was selected in part due to such persons’ being able to convene a meeting on short notice in order to adopt the final version of the merger agreement. Following the SciVac Board’s formation of the special committee, the SciVac Board then, among other things, adopted a resolution approving, subject to the special committee’s approval of the final form of the merger agreement, the execution of the merger agreement, substantially in the form presented to the SciVac Board.”

15.	We note that the financial advisors delivered their fairness opinions and presented the related analyses to the board. Please provide us with supplemental copies of any materials, such as board books, used in the presentations to the board. We may have additional comments after reviewing these materials.

SciVac’s Response:

A copy of the presentation materials provided to SciVac’s board of directors on October 20, 2015 by Cassel Salpeter & Co., LLC (“Cassel Salpeter”) for purposes of its fairness opinion analysis will be furnished supplementally to the Staff by Alston & Bird LLP, counsel to Cassel Salpeter, under separate cover requesting confidential treatment of such materials under the Freedom of Information Act. Cassel Salpeter will request that such materials be returned promptly to Alston & Bird LLP following completion of the Staff’s review thereof.

A copy of the presentation materials provided to VBI’s board of directors on October 16, 2015 by Scalar Group, Inc. (“Scalar”) for purposes of its fairness opinion analysis will be furnished supplementally to the Staff by Venable LLP, counsel to Scalar, under separate cover requesting confidential treatment of such materials under the Freedom of Information Act. Scalar will request that such materials be returned promptly to Scalar following completion of the Staff’s review thereof.

Opinion of Scalar to the VBI Board, page 76

16.	Please revise the Market Approach to also discuss the comparable public company method and comparable transaction method as referenced on page 78. In addition, please revise the recent securities transaction approach information on page 79 to reflect how the information in the table reflects that the transaction is fair to investors.

SciVac’s Response:

As contained in the Amended Registration Statement, the Market Approach has been revised to discuss the comparable company method and comparable transaction method as referenced on page 78. Additionally, the recent securities transaction approach has been revised to reflect how the information in the table reflects that the transaction is fair to investors.

17.	Please revise to disclose the projections used in analyzing the fairness of the transaction. For instance, we note the projected cash flows used in the income approach on page 81. In addition, please discuss the assumptions used in calculating the net present values in this analysis and how Scalar determined to use the assumptions. Explain the Monte-Carlo simulation and any assumptions and projections used in that analysis. Provide a more detailed discussion of the discounted cash flows analysis and the results.

SciVac’s Response:

As contained in the Amended Registration Statement, the following have been included: (i) the projections used in analyzing the fairness of the transaction; (ii) a discussion regarding the assumptions used in calculating the net present values in such analysis and how Scalar determined to use the assumptions; (iii) an explanation of the Monte-Carlo simulation and any assumptions and projections used in that analysis; and (iv) a more detailed discussion of the discounted cash flows analysis and the results.

18.	Please reconcile the fee paid Scalar Group Inc. for preparing the fairness opinion as stated on page 85 with the fee set forth in the fairness opinion in Annex B. In addition, please expand the compensation disclosure on page 85 to disclose the aggregate compensation received by Scalar Group Inc. in the past two years for all services. Refer to Section 1015(b)(4) of Regulation M-A.

SciVac’s Response:

As contained in the Amended Registration Statement, discussion of the fee paid to Scalar has been revised to disclose that Scalar allowed a $5,000 discount from the fee quoted in Scalar’s opinion set forth in Annex B. Additionally, the Amended Registration Statement discloses that, excluding the fee paid for the fairness opinion in respect of the merger, during the past two years, VBI paid Scalar an aggregate of $8,000 for all services rendered.

19.	We note that the fairness opinion was delivered on October 16, 2015 and assumed the transaction will be consummated pursuant to the terms of the merger agreement without amendment. We also note the amendment to the merger agreement which removed the condition to the agreement of the capital transaction. Please disclose whether any material changes in the company’s operations, performance or in any of the projections or assumptions upon which the financial advisor based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

SciVac’s Response:

As disclosed in the Amended Registration Statement, although VBI and SciVac executed a First Amendment to Agreement and Plan of Merger dated December 17, 2015 (the “amendment”), the provisions of the merger agreement that were revised by the amendment did not represent a material change in VBI’s operations, performance or in any of the projections or assumptions upon which Scalar based its opinion. Furthermore, since the delivery of Scalar’s opinion, VBI has not experienced any material changes in its operations, performance or in any of the projections or assumptions upon which Scalar based its opinion and does not anticipate any such change to occur prior to the Special Meeting.

Interests of Certain Persons in the Merger, page 93

20.	Please disclose the capacity in which Mr. Nascimento will remain employed post-merger.

SciVac’s Response:

We have disclosed in the Amended Registration Statement that, following the merger, Mr. Nascimento will continue his employment as the Group Financial Controller of the combined company. Mr. Nascimento will not be an executive officer, as that term is defined in Rule 405 promulgated under the Securities Act of 1933, as amended.

Golden Parachute Compensation, page 93

21.	Please revise the table to include all compensation, including deferred or contingent. In particular, we note the exclusion of the double trigger arrangements. See Instruction 5 to Item 402(t)(2) of Regulation S-K.

SciVac’s Response:

In response to the Staff’s comment, the golden parachute compensation table contained in the Amended Registration Statement includes all compensation, including deferred or contingent. Also, additional narrative disclosure has been included.

The Agreement and Plan of Merger, page 96

22.	Please explain the reason for the separate Offer to Canadian Residents as mentioned on page 98 and the differences from the general exchange procedures, if any.

SciVac’s Response:

The reason for the Canadian Offer is to permit Canadian Holders the opportunity to wholly or partly defer the recognition of any capital gain that might otherwise arise on the disposition of their respective shares of VBI common stock in exchange for SciVac common shares under applicable Canadian tax law. A Canadian Holder who exchanges his, her or its VBI common stock for SciVac common shares pursuant to the merger agreement, and who neither accepts the Canadian Offer nor makes a valid election pursuant to section 85 of the Tax Act, referred to as a Section 85 Election, jointly with SciVac with respect to VBI common stock exchanged pursuant to the Canadian Offer will generally realize a capital gain (or capital loss) equal to the amount by which the fair market value of the VBI common stock, determined at the time of the exchange, exceeds (or is exceeded by) the adjusted cost base of the Canadian Holder’s VBI common stock determined immediately before the exchange and reasonable costs of disposition. There are no material differences from the general exchange procedures for those persons who participate in the Canadian Offer.

In response to the Staff’s comment, the following new disclosure has been included on page 98 of the Amended Registration Statement:

“The reason for the Canadian Offer is to permit Canadian Holders the opportunity to wholly or partly defer the recognition of any capital gain that might otherwise arise on the disposition of their respective shares of VBI common stock in exchange for SciVac common shares under applicable Canadian tax law. A Canadian Holder who exchanges his, her or its VBI common stock for SciVac common shares pursuant to the merger agreement, and who neither accepts the Canadian Offer nor makes a valid election pursuant to section 85 of the Tax Act, referred to as a Section 85 Election, jointly with SciVac with respect to VBI common stock exchanged pursuant to the Canadian Offer will generally realize a capital gain (or capital loss) equal to the amount by which the fair market value of the VBI common stock, determined at the time of the exchange, exceeds (or is exceeded by) the adjusted cost base of the Canadian Holder’s VBI common stock determined immediately before the exchange and reasonable costs of disposition. See “Material Canadian Federal Income Tax Consequences of the Merger and the Canadian Offer—Holders Resident in Canada.” There are no material differences from the general exchange procedures, as described below, for those Canadian Holders who participate in the Canadian Offer.”"

Material US Federal Income Tax Consequences of the Merger to US Holders, page 118

23.	We note that tax counsel opines that the merger “should” qualify as a reorganization and therefore the merger “should” not result in gain being recognized by US holders. Please revise to explain why counsel cannot give a will opinion and describe the degree of uncertainty. Please also provide risk factor disclosure and disclosures elsewhere in the prospectus as needed to clarify the risk of uncertain tax treatment to investors.

SciVac’s Response:

The discussion of material U.S. federal income tax consequences of the merger to U.S. holders contained in the Amended Registration Statement has been revised to include the following:

“This non-recognition treatment is not certain, however, and there is some risk that U.S. holders will be required to recognize gain (but not loss) in the merger, because non-recognition treatment depends on the application of complex rules under Section 367(a) of the Code (see “Taxation under Section 367(a) of the Code,” below), and there is no authority directly on point dealing with relevant issues.”

Additionally, the risk factor entitled, “If the merger does not qualify as a reorganization under Section 368(a) of the Code or is otherwise taxable to U.S. holders of VBI common stock, then such holders may be required to pay substantial U.S. federal income taxes” has been expanded to include the disclosure set forth above (conformed as necessary given its location in the Amended Registration Statement).

SciVac Executive and Director Compensation, page 136

24.	Please add a narrative following the SciVac summary compensation table to discuss the compensation terms. In addition, for all officers and directors that will remain following the merger, please revise to disclose the compensation terms post-merger.

SciVac’s Response:

The Amended Registration Statement contains a narrative following the SciVac summary compensation table, disclosing the compensation terms. In addition, the Amended Registration Statement contains new disclosure stating that the Named Executive Officers are currently expected to continue their respective employment following the merger on the same financial terms as currently in effect. Any change in such compensation will be determined by the board of directors subsequent to the merger.

VBI Executive and Director Compensation, page 137

25.	Please discuss in greater detail the performance objectives used in determining the annual cash bonus.

SciVac’s Response:

In response to the Staff’s comment, the following has been added to the discussion of VBI executive and director compensation contained in the Amended Registration Statement:

“As of January 1, 2014, VBI’s Named Executive Officers are eligible, pursuant to their employment agreements, to be considered for an annual cash bonus, referred to as a performance bonus. Mr. Baxter’s performance bonus may be up to 50% of base salary while Dr. Anderson’s performance bonus may be up to 35% of base salary. Performance bonus entitlement is based on the VBI Named Executive Officers meeting performance objectives, which are mutually established by the VBI Named Executive Officers and the VBI Board annually. Performance bonus eligibility and entitlement is at the sole discretion of the VBI Board and is contingent upon the VBI Named Executive Officers remaining actively employed with VBI through the date any performance bonus is paid. The performance bonus is paid in March of the following calendar year. For the year ended December 31, 2014, VBI’s Board and the VBI Named Executive Officers established performance objectives in the areas of research and development as it relates to the advancement of the CMV vaccine, corporate and business development and human resources management. To what extent the performance objectives for the year ended December 31, 2015 have been met has not yet been finalized. The VBI Board determined that 75% of the performance objectives had been achieved in 2014, and awarded performance bonuses to the VBI Named Executive Officers based on the achievement, but pro-rated for a period of 5 months, which represented the period that followed the Paulson Transaction, as it is defined on page 152 of this proxy statement/prospectus. In addition to the performance bonus, Mr. Baxter received a bonus of $125,000 and Dr. Anderson received a bonus of $75,000 for successfully guiding VBI through the Paulson Transaction.”

Notes to the unaudited pro forma condensed consolidated financial statements

3. Purchase Consideration, page 148

26.	We note you used SciVac’s common stock closing price as of December 1, 2015 to determine the total estimated purchase price. The most recent stock price at the time of filing should be used to determine the fair value of common stock to be issued in a transaction not yet consummated. Therefore, in future filings, please update the common stock price and date used to calculate the fair value of the common stock to be issued as purchase consideration.

SciVac’s Response:

In the Amended Registration Statement we have updated, and in all future filings we will update, the common stock price and date used to calculate the fair value of the common stock to be issued as purchase consideration.

27.	Please expand your disclosure to explain the nature of VBI Indemnification shares and the basis for including the value of these Indemnification shares in the merger consideration.

SciVac’s Response:

The Amended Registration Statement contains the following disclosure with respect to the VBI Indemnification Shares:

“VBI has reserved an aggregate of 466,188 shares of VBI common stock for issuance as “Indemnification Shares” pursuant to VBI’s indemnification obligations under that certain Agreement and Plan of Merger, dated May 8, 2014, referred to as the Paulson Merger Agreement, by and among Paulson Capital (Delaware) Corp., referred to as Paulson (n/k/a VBI Vaccines Inc.), VBI Acquisition Corp. and Variation Biotechnologies (US), Inc., referred to as VBI US. Under the Paulson Merger Agreement, Paulson has agreed to indemnify VBI US for, among other things, (i) breaches of representations, warranties, covenants or obligations, (ii) the operations and corporate governance prior to closing, (iii) the formation, administration or distribution of certain trust assets and (iv) pending or threatened litigation. VBI US has sought indemnification for the total number of the Indemnification Shares, and it is expected that the Indemnification Shares will ultimately be issued to the former shareholders of Variation Biotechnology; therefore, the Indemnification Shares have been included in the share count.”

28.	Tell us how you determined the values of VBI stock options, warrants and debt assumed as merger consideration. Revise your disclosures as appropriate.

SciVac’s Response:

The following describes how we determined the values of VBI stock options, warrants and debt assumed as merger consideration. The following description is additionally contained in note 3 to the unaudited pro forma condensed consolidated financial statements included in the Amended Registration Statement.

The value of VBI’s stock options, which have a contractual term of 10 years and a vesting term of 4 years, was estimated using the following steps:

●	all outstanding VBI options were grouped by exercise price;

●	for each option group, the weighted average life until expiration was estimated;

●	for all options issued in 2012 or prior years, the remaining life till expiration was assumed to represent the options’ expected life;

●	for all new options (i.e. issued subsequent to 2012), we estimated the expected remaining life of the options; and

●	we applied a standard Black-Scholes option pricing model for each option group, using the estimated expected life of the options, as outlined above, to arrive at the total value of VBI’s stock options.

With respect to warrants, we used the Black-Scholes option-pricing model to determine the fair value of the derivative liability related to the warrants. We derived the fair value of warrants using the common stock price, the exercise price of the warrants, risk-free interest rate, the historical volatility, and our dividend yield. We do not have sufficient historical data to use historical volatility; therefore the expected volatility is based on the historical volatility of comparable companies.

The value of the assumed debt was determined based on the book value of the debt recorded on the closing balance sheet, assuming that the debt was recorded at fair value.

4. Pro Forma Assumptions and Adjustments, page 148

29.	Please show us the debits and credits that make up the pro forma adjustments 4(b), 4(c), 4(d), 4(e), and 4(h).

SciVac’s Response:

The debits and credits comprising pro forma adjustments 4(b), 4(c), 4(d), 4(e) and 4(h) are as set forth below (dollars in thousands):

GL Account	Debit	Credit	Note	Description
Cash and cash equivalents		$3,200	4h	Estimated Merger transaction fees to be expensed
General, administrative and selling / accumulated deficit	$3,200		4h	Estimated Merger transaction fees to be expensed
Intangible assets		$13,371	4e	Impairment of DNAse intangible asset
Impairment of asset / accumulated deficit	$13,371		4e	Impairment of DNAse intangible asset
Intangible assets		$388	4c	Pre - acquisition VBI intangible assets
Intangible assets	$51,800		4c	Post - acquisition IPR&D intangibles
Goodwill	$1,062		4d	Residual of estimated purchase price, less identifiable net assets
Share capital (common stock)		$47,922	4b	Estimated Fair Value of VBI Common Stock as of December 1, 2015
Share capital (common stock)		$6,235	4b	Estimated Fair Value of VBI Preferred Stock as of December 1, 2015
Share capital (common stock)		$970	4b	Estimated Fair Value of VBI Indemnification Shares as of December 1, 2015
Share Reserves		$4,828	4b	Replacement Stock Options, included in Purchase Price Allocation
Share Reserves		$688	4b	Replacement Warrants, included in Purchase Price Allocation
Share capital (common stock)	2		4h	Elimination of VBI pre-acquisition equity - Share Capital
Warrants	$1,027		4h	Elimination of VBI pre-acquisition equity - Warrants
Contributed surplus (APIC)	$86,186		4h	Elimination of VBI pre-acquisition equity - APIC
Other comprehensive income (loss)	$28		4h	Elimination of VBI pre-acquisition equity - OCI
Accumulated deficit		$79,074	4h	Elimination of VBI pre-acquisition equity - Accumulated Deficit
	$156,676	$156,676

30.	We note your adjustment 4(g). Please expand your disclosure to provide the details and underlying value of the equity incentive awards to be issued contingent upon the merger transaction. Please tell us why the equity incentive awards should be presented as pro forma adjustments and how these adjustments were determined.

SciVac’s Response:

The description of adjustment 4(g), which is set forth in Note 4(g) to the unaudited pro forma condensed consolidated financial statements contained in the Amended Registration Statement has been expanded to read in its entirety as follows:

“At the effective time of the merger, 50,000,000 restricted stock units or stock options will be granted to directors, officers and certain employees of SciVac. These grants are expected to contain vesting provisions tied to future service requirements, and the fair value of these awards have been expensed as vested in post-merger services. The fair value expense of these instruments was estimated as $1,553,125 for the nine months ended September 30, 2015 and $1,775,000 for the twelve months ended December 31, 2014, using the Black-Scholes option pricing model.”

VBI’s Business

Contractual Arrangements, page 153

31.	Please revise your disclosure regarding the contractual arrangements to describe aggregate amounts paid or received to date under each agreement.

SciVac’s Response:

The disclosure regarding the contractual arrangements has been revised in the Amended Registration Statement to describe the aggregate amounts paid or received to date under each agreement.

32.	Please revise the disclosure on page 159 to clarify when you plan on submitting your IND with the FDA.

SciVac’s Response:

The disclosure noted by the Staff has been revised in the Amended Registration Statement to provide that VBI plans to submit its IND to the FDA during the first half of 2016.

Legal Proceedings, page 164

33.	Please disclose the relief sought, as required by Item 103 of Regulation S-K.

SciVac’s Response:

The description of the putative class action complaint identified by the Staff has been revised in the Amended Registration Statement to disclose the relief sought, as required by Item 103 of Regulation S-K. Specifically, the following has been added:

“The plaintiff has asked that the Court declare the action as a class action and certify the plaintiff as the class representative, for compensatory or rescissory damages, for costs and expenses and for other equitable relief as the Court deems just and proper.”

Management’s Discussion and Analysis of VBI’s Financial Condition and Results of Operations, page 165

34.	We note your disclosure that certain R&D activities are partially funded with government grants. You also state that prior to the three months ended June 30, 2015, income generating activities have been limited to R&D services pursuant to certain governmental R&D grants. Tell us and disclose as appropriate government grants recognized during the periods presented.

SciVac’s Response:

The Amended Registration Statement contains the following new disclosure with respect to government grants:

“In 2013, VBI received a grant in the amount of $499,000 CAD funded by the National Research Council—Industrial Research Assistance Program, or NRC-IRAP, which research was completed by June 30, 2014. VBI received $196,633 and $273,560 in the years ended December 31, 2013 and 2014, respectively.

In 2015, VBI began work on a respiratory syncytial virus vaccine candidate project. VBI expects to receive up to $350,000 CAD in grant funding from the NRC-IRAP for this project. During the nine months ended September 30, 2015, VBI received $40,612 CAD.”

SciVac’s Business, page 174

35.	Please revise the discussion on page 178 to clarify whether you have filed an IND or had any discussion with the FDA to date regarding Sci-B-Vac.

SciVac’s Response:

The following has been added to the discussion contained on page 178 of the Amended Registration Statement:

“We had limited discussions with the FDA regarding Sci-B-Vac between May 2012 and September 2015; however, we requested that the FDA close its master file on Sci-B-Vac so that we could improve the presentation and clarity of our data. Although we have not yet filed an IND with the FDA, we plan to meet with the FDA during 2016 to discuss our U.S. clinical development plan and to have a similar consultation with the EMA as soon as reasonably practicable thereafter.”

36.	Please discuss the recall of your product in Israel, as referenced on page 189.

The Amended Registration Statement contains the following disclosure within the discussion of SciVac’s business under the heading “Legal Proceedings” on page 186:

“As publicly announced by the Company on July 30, 2015, following discussions with the Israeli Ministry of Health, referred to as the IMOH, the Company recalled from the market all Sci-B-Vac™ sold by the Company since January 1, 2012, which primarily affected the Israeli and Hong Kong markets. The Company carried out the recall solely as a precautionary measure, as, following inspection by SciVac, it was determined that certain unshipped packages of the Sci-B-Vac™ hepatitis B vaccine contained a small number of damaged vials. SciVac then reported its findings to the IMOH. There have been no reports of harm to any patients, nor have there been any reports with respect to Sci-B-Vac’s™ efficacy or safety. The Company ultimately determined that an issue in the labeling process caused the damage. In September, 2015, the Company received approval from the IMOH to resume all standard manufacturing, including labeling and release of Sci-B-Vac™ to the market, following corrective actions to the automated labeling process and an inspection of the Company’s facilities. Because the recall was not based on the safety or efficacy of Sci-B-Vac™, the Company continued all other aspects of manufacturing without interruption during the brief time period following the recall.”

37.	Please discuss your dependence on major customers, as set forth in Footnote 9 to the financial statements.

SciVac’s Response:

The following disclosure has been added to the description of SciVac’s business contained in the Amended Registration Statement:

“Customer Concentration

For the year ended December 31, 2014, we derived 50%, 29% and 11% of our revenue from our top three customers, AS Kevelt, SAREL - Logistics Solutions & Products for Advanced Medicine Ltd., referred to as SAREL, and Clalit Health Services, referred to as Clalit, respectively. We currently provide R&D services to AS Kevelt under a master services contract, and we provide Sci-B-VacTM to each of SAREL and Clalit, each of which are part of the Israeli health system. The chairman of the board of AS Kevelt is Dmitry Genkin, one of our directors. Please see “Management’s Discussion and Analysis of SciVac’s Financial Condition and Results of Operations—Related Party Transactions.”"

38.	We note the disclosure regarding pending litigation in Footnote 12 to the financial statements. Please consider adding disclosure to legal proceedings on page 186 or advise.

SciVac’s Response:

The Amended Registration Statement contains the following disclosure within the discussion of SciVac’s business under the heading “Legal Proceedings” on page 186:

“On August 2, 2015, the Company was served with a Motion to Approve a Class Action, referred to as the Motion. The Motion and underlying claim was filed in response to the recall discussed above. The Company has provided notice of the Motion to its insurance broker and they have retained counsel on behalf of the Company. A pre-trial hearing has been scheduled for March 10, 2016. The Company believes that the Motion and the underlying claim are without merit and intends to vigorously defend against it; however, there can be no assurance that the Company will be successful in its defense.”

SciVac’s Business

Recent Developments, page 175

39.	We note your disclosure here that all other assets and liabilities of Levon were transferred or assumed by 1027949 BC Ltd., Levon’s wholly owned subsidiary. Please clarify for us the ownership of 1027949 BC Ltd and any ownership interests in 1027949 held by Levon or SciVac subsequent to the completion of the arrangement.

SciVac’s Response:

Pursuant to the arrangement agreement among SciVac, Levon and 1027949 BC Ltd. (“BC Ltd.”), upon consummation of the Transaction, each Levon shareholder received, for each share of Levon held by such shareholder, one new common share of Levon (i.e. one common share of SciVac) and 0.5 common shares of BC Ltd., resulting in the Levon shareholders holding 100% of the issued and outstanding shares of BC Ltd; therefore, SciVac no longer owns any equity interest in BC Ltd.

The following has been added to the “Recent Development” disclosure contained in the Amended Registration Statement:

“Additionally, upon consummation of the Transaction, each Levon shareholder received 0.5 common shares of BC Ltd., resulting in the Levon shareholders holding 100% of the issued and outstanding shares of BC Ltd; therefore, SciVac no longer owns any equity interest in BC Ltd.”

Security Ownership of Certain Beneficial Owners and Management, page 198

40.	Please identify the natural person with voting and dispositive control over the shares attributed to Clarus Lifesciences I, L.P., ARCH Venture Fund VI, L.P., 5AM Ventures II, L.P.

SciVac’s Response:

The natural persons with voting and dispositive control over the shares attributed to Clarus Lifesciences I, L.P., ARCH Venture Fund VI, L.P. and 5AM Ventures II, L.P. are identified in footnotes 13, 14 and 17, respectively, to the beneficial ownership table contained on page 199 of the Amended Registration Statement.

SciVac Therapeutics, Inc.

Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2015

Notes to Interim Consolidated Financial Statements

Note 3 – Reverse Takeover Transaction, page 10

41.	We note your disclosure that Levon did not meet the definition of a business under IFRS 3, Business Combinations and the acquisition was accounted for as a net asset acquisition. You also state that you accounted for the acquisition transaction similar to a reverse takeover. Please revise to clarify how you accounted for the acquisition and disclose the specific accounting literature that you applied in accounting for the acquisition. Refer to IFRS 3, paragraphs 3 and B19 for further guidance.

SciVac’s Response:

SciVac has revised Note 3 to its unaudited condensed consolidated financial statements for the nine-months ended September 30, 2015 to clarify how SciVac accounted for the Levon acquisition and to disclose the specific accounting literature applied in accounting for the acquisition. SciVac has included such financial statements in the Amended Registration Statement.

Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012

Statement of operations, page 6 and Consolidated Statement of Changes in Equity, page 7

42.	We note you have presented here the historical statement of changes in equity, the basic and diluted earnings per share, and related weighted number of shares outstanding as reflected in the financial statements of SciVac for the year ended December 31, 2014 prior to the acquisition of Levon. However, we note that your presentation in the interim consolidated financial statements for the period ended September 30, 2015 indicate that you have restated the historical statement of changes in equity for the year ended December 31, 2014, the basic and diluted earnings per share and related weighted number of shares outstanding for periods presented to reflect the new equity structure similar to reverse acquisition. Please clarify why the annual financial statements do not reflect the new equity structure. Explain to us the basis for your presentation in your annual and interim financial statements and the specific accounting model followed. Revise your disclosures as necessary.

SciVac’s Response:

The SciVac transaction with Levon was completed in July 2015. Further to our response to Comment 41, we concluded that it is appropriate to use IFRS 3 by analogy for reverse acquisitions. Accordingly, in the Company’s consolidated interim financial statements for September 30, 2015, we have retroactively restated the number of common shares as well as loss per share information to reflect the legal capital of Levon. The presentation follows IFRS 3 B22 (c) and (d) which states that the equity structure (i.e. the number and type of equity interests issued) reflects the equity structure of the legal parent (Levon), including the equity interests the legal parent issued to effect the combination. Accordingly, the equity structure of the legal subsidiary (SciVac) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (Levon) issued in the reverse acquisition. Accordingly, the number of shares of SciVac before the acquisition of Levon has been restated to reflect the number of shares Levon actually issued to the shareholders of SciVac to acquire 100% of the shares of SciVac.

The financial statements of SciVac for the three-year period ended December 31, 2014 were prepared and issued for the purposes of approval of the acquisition of SciVac by Levon transaction in Canada pursuant to Canadian securities rules. Accordingly, it would not have been appropriate at that time to restate the historical statement of changes in equity, the basic and diluted earnings per share, and related weighted number of shares for the purpose of those audited financial statements, as the reverse acquisition did not close until after the issuance of those financial statements.

In our response to the comment 41 above we have further clarified the exchange ratio applied to the share numbers of SciVac in restating the comparative periods. Management expects to retroactively present the December 31, 2014 and 2013 comparative financial statements when completing the December 31, 2015 financial statements of SciVac.

Notes to consolidated financial statements

Note 13 – Income Taxes, page 25

43.	Please revise to provide the disclosures required by IAS 12, paragraphs 79 to 82 as applicable.

SciVac’s Response:

SciVac has revised Note 13 to its audited consolidated financial statements to include the disclosures required by IAS 12, paragraphs 79 to 82, as applicable. SciVac has included such financial statements in the Amended Registration Statement.

Exhibits

44.	Please file as exhibits the articles and bylaws to be in effect post-merger.

SciVac’s Response:

SciVac’s “Articles”, which are the Canadian equivalent of a U.S. corporation’s bylaws, were filed as Exhibit 3.1 to the Original Registration Statement. SciVac’s “Notice of Articles”, which is the Canadian equivalent of a U.S. corporation’s articles of incorporation, has been filed as Exhibit 3.2 to the Amended Registration Statement, and such Notice of Articles will be in effect post-merger, subject only to the Company’s name change from “SciVac Therapeutics Inc.” to “VBI Vaccines Inc.”, as disclosed in both the Original Registration Statement and the Amended Registration Statement. We have filed as Exhibit 3.3 to the Amended Registration Statement the form of “Notice of Alteration” that will be filed with the applicable governmental authority in British Columbia upon consummation of the merger, effecting the name change.

45.	Please revise the merger agreement included as Annex A to contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601 of Regulation S-K.

SciVac’s Response:

The merger agreement included as Annex A to the Amended Registration Statement has been revised to contain a list briefly identifying the contents of all omitted schedules, together with SciVac’s agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. SciVac respectfully notes that such undertaking was included in footnote (1) to each of Item 21 and the exhibit index to the Original Registration Statement, and such undertaking remains in such locations in the Amended Registration Statement.

46.	Please identify any agreements that are material to SciVac and VBI. We note, for example, that Sci-B-Vac relies on a single source for its supply of vials and certain reagents and that VBI has entered into a third party manufacturing agreement with Paragon. Please identify your material agreements and describe the material terms including the identity of the other party, payment provisions, end term and termination provisions. Please file these agreements as exhibits or incorporate by reference to these exhibits.

SciVac’s Response:

We respectfully submit that SciVac has described and filed all of its material agreements. With respect to SciVac’s single source of supply identified by the Staff in SciVac’s risk factor set forth on page 52 of the Original Registration Statement, SciVac does not have either a written or oral agreement with such source. SciVac purchases vials and reagents from this source on an order-by-order purchase-order basis. The Amended Registration Statement contains the following additional language in the applicable risk factor:

“Currently, SciVac does not have a written or oral agreement with this source of supply, as all orders are handled through individual purchase orders on an order-by-order basis.”

With respect to VBI, the description of its contractual arrangements has been expanded in the Amended Registration Statement to include, among other things, a description of VBI’s agreement with Paragon. We respectfully submit that, following such expansion, VBI’s material agreements are appropriately disclosed in the Amended Registration Statement.

All material agreements have been filed or incorporated by reference as exhibits to the Amended Registration Statement.

Signatures

47.	Please include the signature of your principal accounting officer or controller. See Instruction 1 to the Signatures to Form F-4.

SciVac’s Response:

James J. Martin, SciVac’s Chief Financial Officer, additionally serves as SciVac’s principal accounting officer. The signature page to the Amended Registration Statement has been revised to include such designation.

* * *

As requested, we acknowledge that:

●	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve SciVac from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact SciVac’s outside counsel, Robert L. Grossman, Esq. at (305) 579-0756 or Drew M. Altman, Esq. at (305) 579-0589, each of Greenberg Traurig, P.A.

Sincerely,

SciVac Therapeutics, Inc.

/s/ Curtis A. Lockshin
Curtis A. Lockshin, Chief Executive Officer

cc:	Robert L. Grossman
Drew M. Altman
Greenberg Traurig, P.A.